Exhibit 99.3

MAKEMYTRIP LIMITED

(Incorporated in Mauritius with limited liability)

Form of Proxy for Annual Meeting

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of MakeMyTrip Limited, a Mauritius company (the “Company”) of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0005 per share (the “Ordinary Shares”) and Class B convertible ordinary shares, par value US$0.0005 per share (the “Class B Shares”) to be exercised at the annual meeting of the Company (the “Annual Meeting”) to be held at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India on September 28, 2018 at 5:00 p.m. Indian Standard Time and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual Meeting (the “Annual Meeting Notice”).

Only the holders of record of the Ordinary Shares and Class B Shares at the close of business on September 5, 2018 are entitled to notice of and to vote at the Annual Meeting. The quorum of the Annual Meeting is one or more shareholders who are able to exercise not less than 33.3% of the votes to be cast on the business to be transacted at the Annual Meeting. This Form of Proxy and the accompanying Annual Meeting Notice are first being mailed to the shareholders of the Company on or about September 10, 2018.

The Ordinary Shares and Class B Shares represented by all properly executed proxies returned to the Company will be voted at the Annual Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Annual Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Annual Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its Registered Office at the offices of SGG Corporate Services (Mauritius) Ltd., 33, Edith Cavell Street, Port Louis, 11324, Mauritius, with a copy of such revocation to be delivered also to the Group’s office (Attn: Kamal Avutapalli) at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India, or (ii) by voting in person at the Annual Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Group’s office (to the attention of: Kamal Avutapalli) at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India as soon as possible and prior to September 27, 2018 so that it is received by the Company no later than 24 hours before the time appointed for the Annual Meeting.

MAKEMYTRIP LIMITED

Form of Proxy for Annual Meeting

I/We __________________________________________________________________ (name of the shareholder) of __________________________________________________ (address of the shareholder) being the registered holder of _____________________ ordinary shares/Class B convertible ordinary shares, par value US$0.0005 per sharei, of MakeMyTrip Limited (the “Company”) hereby appoint the Chairman of the Annual Meeting (the “Chairman”)ii or _________________________ (name of the proxy) of ______________________________________________________ (address of the proxy) as my/our proxy to attend and act for me/us at the Annual Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India on September 28, 2018, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fitiii.

	RESOLUTION	FORiii	AGAINSTiii	ABSTAINiii

1.	To appoint KPMG as the independent auditor of the Company for the fiscal year ending March 31, 2019 and to authorize the Company’s Board of Directors to fix such auditor’s remuneration.

2.	To adopt the Company’s consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2018 audited by KPMG (Mauritius).

3.	To re-elect Aditya Tim Guleri as a director on the Board of Directors of the Company.

4.	To re-elect Gyaneshwarnath Gowrea as a director on the Board of Directors of the Company.

5.	To re-elect Paul Laurence Halpin as a director on the Board of Directors of the Company.

Signature(s)iv_____________________________	Dated_______________, 2018

[i]

Please insert the number of shares registered in your name(s) to which this proxy relates and indicate whether they are ordinary shares or Class B convertible ordinary shares. If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares and/or Class B convertible ordinary shares in the Company registered in your name(s).

ii

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL MEETING” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

iii

IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolutions referred to in the Notice of Annual Meeting which has been properly put to the Meeting.

iv

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.